UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities

2016 Results

February, 1st 2017

Carlos Torres Vila

Chief Executive Officer

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 2

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 3

Good Results Despite Challenging Environment

Net Attributable Profit

Quarterly evolution (€m)

Ex-mortgage floor clauses provisions

1,123 1,082

940 709 965 404 Impact of mortgage floor clauses provision

678

4Q15 1Q16 2Q16 3Q16 4Q16

Net Attributable Profit

12M16 vs. 12M15 (€m)

Ex corporate operations

3,857

Corporate

1,109 operations

106 Garanti like for

2,642 like*

12M15

Ex-mortgage floor clauses provisions

3,879

404

Impact of mortgage floor clauses provision

3,475

12M16

(*)12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 4

12M16 Good Set of Results

TOTAL GROUP WITH GARANTI LIKE-FOR-LIKE BASIS

01 NII positive performance NII (€m constant): +7% vs. 12M15

Efficiency: 51.9%

02 Positive jaws due to cost control efforts -51 b.p. vs. 12M15 (€m constant)

03 Sound risk indicators CoR: 0.84%; -22 b.p. vs 2015

NPL Rate: 4.9%; -48 b.p. vs. 2015

04 Strong capital generation CET 1 FL: 10.90%; +58 b.p. vs 2015 to achieve CET 1 FL target

Note: 12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing)

BBVA Creating Opportunities
2016 Results
February 1st 2017 / 5

12M16 Summary

BBVA Group (€m)	12M16	Change 12M16/12M15 %	Change 12M16/12M15 % constant	Total Group with Garanti Like-for-like Basis Change 12M16/12M15 %	Total Group with Garanti Like-for-like Basis Change 12M16/12M15 % constant
Net Interest Income	**17,059**	**3.9**	**14.9**	**-3.6**	**7.0**
Net Fees and Commissions	4,718	0.3	8.5	-5.6	2.5
Net Trading Income	2,132	6.1	16.2	9.7	19.8
Other Income & Expenses	744	37.6	36.7	31.1	31.1
Gross Income	**24,653**	**4.1**	**14.2**	**-2.2**	**7.7**
Operating Expenses	-12,791	3.9	11.9	-1.4	6.6
Operating Income	**11,862**	**4.4**	**16.9**	**-3.1**	**8.9**
Impairment on Financial Assets	-3,801	-12.4	-4.6	-16.5	-8.8
Provisions and Other Gains	-1,669	45.7	52.1	46.0	52.3
Income Before Tax	**6,392**	**8.7**	**26.2**	**-2.3**	**13.5**
Income Tax	-1,699	17.9	43.1	7.8	30.5
NI ex-Corporate Operations	**4,693**	**5.7**	**21.0**	**-5.5**	**8.4**
Corporate Operations Income	0	n.s.	n.s.	n.s.	n.s.
Non-controlling Interest	-1,218	77.5	98.4	9.9	24.9
NET ATTRIBUTABLE PROFIT	**3,475**	**31.5**	**61.2**	**26.5**	**54.7**
NET ATTRIBUTABLE PROFIT (ex-corporate oper.)	**3,475**	**-7.4**	**6.4**	**-9.9**	**3.6**
Net Attributable Profit (ex-corporate oper. & ex-mortgage floor provision)	3,879	3.4	18.8	0.6	15.6

Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 6

Shareholder remuneration policy

Going forward 100% of the dividend to be paid in cash

Last scrip dividend would be paid in April 2017 (13 cents. / share), subject to proposal to and approval from the corporate bodies

Pay – out in cash: between 35% - 40% of the results obtained in each financial year (as previously indicated in October 2013)

2 payments per year (tentatively in October and April) instead of the 4 current ones

A clear, sustainable and predictable dividend policy in line with market practice

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 7

4Q16 Consolidates Trend from Previous Quarter

Net interest income growth Positive jaws Solid asset quality Strong capital ratios

Net interest income Gross income vs. Op. Expenses Cost of risk Core Capital CRD IV

(€m constant) 12M16 vs. 9M16 (%), €m constant (Quarterly, %, €m)

(Phased-in) (Fully-loaded)

+7.4% -35 b.p. 12.18% 10.90%

4,168 4,479 7.0 7.2 7.7 6.6 0.95

0.59 Leverage ratio

Gross Income (Fully-loaded)

General Expenses 6.5%

4Q15 4Q16 9M16 12M16 4Q15 4Q16

Positive performance in all geographies Improving efficiency Lower impairments Maintain our 11% CET1 FL target for 2017

Note: 12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 8

4Q16 Summary

Change 4Q16/4Q15

BBVA Group (€m) 4Q16% % constant

Net Interest Income 4,385 -0.7 7.4

Net Fees and Commissions 1,161 -8.1 -1.4

Net Trading Income 379 -15.9 -2.5

Other Income & Expenses 297 n.s. n.s.

Gross Income 6,222 1.2 9.7

Operating Expenses -3,243 -1.5 4.9

Operating Income 2,980 4.4 15.5

Impairment on Financial Assets -687 -34.9 -28.8

Provisions and Other Gains -1,007 n.s. n.s.

Income Before Tax 1,285 -16.8 -3.4

Income Tax -314 -5.5 18.7

NI ex Corporate Operations 971 -19.8 -9.3

Corporate Operations Income 0 n.s. n.s.

Non-controlling Interest -293 6.5 19.1

Net Attributable Profit 678 -27.9 -18.2

Net Attributable Profit 1,082 15.1 29.5

(ex-mortgage floor provision)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 9

Earnings - Gross Income

Net Interest Income +7.0%

(€m constant) 12M16 vs. 12M15*

+7.4%

4,168 4,077 4,191 4,312 4,479

+3.9%

Growth rate improvement

4Q15 1Q16 2Q16 3Q16 4Q16

Net Trading Income +19.8%

(€m constant) 12M16 vs. 12M15*

-2.5%

VISA CNCB

impact: disposal:

+225 €m +75 €m

808

579

424 332 413

-28.6% Back to more normalized levels

4Q15 1Q16 2Q16 3Q16 4Q16

Net Fees and Commissions +2.5%

(€m constant) 12M16 vs. 12M15*

-1.4%

1,195 1,145 1,185 1,210 1,179

-2.6% Lower market related fees

4Q15 1Q16 2Q16 3Q16 4Q16

Gross Income +7.7%

(€m constant) 12M16 vs. 12M15*

+9.7%

5,769 5,698 6,412 6,212 6,331

+1.9% Supported by NII and Other Income & Expenses

4Q15 1Q16 2Q16 3Q16 4Q16

(*) 12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 10

Earnings - Operating Expenses

Group Operating Jaws

YTD (%); (€m constant)

9.3% 12.2% 8.9% 7.2% 7.7% Gross Income Operating Expenses

7.7% 1.8% 4.4% 7.0% 6.6% Positive jaws

12M15 3M16 6M16 9M16 12M16 CX synergies on track

Efficiency Ratio

52.4% 51.9% 66.2%

-51b.p

12M15 12M16 Av. Peer Group Efficiency improvement

4Q Cost Reduction Measures

SPAIN

CX merger: branches closing and headcount reduction Corporate structure optimization: merger with CX, Uno-e and Depositary Bank

EURASIA

CIB business review: streamlining organizational structure

USA

Commercial rightsizing Branch optimization

SOUTH AMERICA

Internalize operations (Chile and Argentina) Branch model transformation (Colombia)

MEXICO

Focus on DIY through digital channels Leaner corporate structures Optimization of cash- management

CORPORATE CENTRE

Redefining corporate sponsorships Optimization of corporate buildings Global eco efficiency plan 2016-2020

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of Sep.16.

Note: 12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 11

Earnings - Operating Income

4Q16 vs. 4Q15

(€m constant)

+15.5% 8.9%

12M16 vs. 12M15*

3,260

VISA disposal 225 2,991 3,048

2,638 2,563

+1.9%

4Q15 1Q16 2Q16 3Q16 4Q16

(*) 12M15 includes Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing).

4Q16 vs. 4Q15

(€m constant)

SPAIN* +17.2%

USA +11.9%

TURKEY +6.2%

MEXICO +22.8%

SOUTH AMERICA -3.2%

(*) Spain includes banking and real-estate activities.

Double-digit operating income growth in the quarter

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 12

Risk - Sound Asset Quality

Financial Assets & RE Impairments(1)

(€m constant)

- 8.1%

1,081 1,089 1,150 1,077 993

-7.8%

4Q15 1Q16 2Q16 3Q16 4Q16

Cost of risk & RE Assets(1)(2)

YTD (%)

1.1% 1.0% 1.0% 1.0% 0.9% Cost of risk & RE assets impairments

1.1% 0.9% 0.9% 0.9% 0.8% Cost of risk

4Q15 1Q16 2Q16 3Q16 4Q16

NPLs

(€bn)

- 2.4 € bn

26.0 25.5 24.8 24.3 23.6

- 0.7 € bn

4Q15 1Q16 2Q16 3Q16 4Q16

NPL & Coverage ratio

(%)

74% 74% 74% 72% 70% Coverage

5.4% 5.3% 5.1% 5.1% NPL 4.9%

4Q15 1Q16 2Q16 3Q16 4Q16

(1)BBVA Group with Garanti like-for-like basis (additional stake in Garanti accounted by full consolidation method from 01/01/15 vs. 07/01/15 deal closing).

(2) CoR including Banking Activity in Spain and RE loan loss provisions and RE foreclosed asset impairments

Positive trend in global risk metrics throughout the year

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 13

Capital - Strong Capital Ratios

CET1 fully-loaded – BBVA Group

Evolution (%, bps)

+58 bps

10.32% 10.53% 10.72% 11.00% 10.90%

-10bps

Dec.15 Mar.16 Jun.16 Sep.16 Dec.16

QoQ Evolution (%, bps) CET1 phased-in:

12.18%

-10 bps

11.00% 19 bps - 7 bps - 22 bps 10.90%

% CET1 FL (Sep.16) Net Earnings Dividends Others* % CET1 FL (Dec.16)

High quality capital

(%)

RWAs/ Total Assets

53% #1 31%

Leverage ratio

6.5% #1 4.7%

BBVA European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of September. BBVA figures as of December 2016

*Others mainly includes negative market related impacts (mark to market of FX and AFS portfolio), positive impact of the regulatory equivalence in Turkey and operational RWAs due to mortgage floors impact.

We maintain our 11% CET1 FL target for 2017

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 14

Growing our Digital Customer Base

Digital Customers– BBVA Group

(Million, % penetration)

+20%

15.4 17.4 18.4

Dec-15 Sep-16 Dec-16

Penetration (%) 33% 36% 38%

Mobile Customers – BBVA Group

(Million, % penetration)

+38%

9.0 11.2 12.4

Dec-15 Sep-16 Dec-16

Penetration (%) 19% 23% 25%

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 15

Driving Digital Sales Across All Franchises

Digital Sales

(% of total sales YtD, # of transactions)

SPAIN MEXICO* SOUTH AMERICA

8.4 17.1 6.2 11.9 9.0 15.2

Dec-15 Dec-16 Dec-15 Dec-16 Dec-15 Dec-16

USA TURKEY

9.3 19.9 23.4 26.1

Dec-15 Dec-16 Dec-15 Dec-16

(*) Figures have been restated due to changes in the inclusion of some products

BBVA Creating Opportunities

2016 Results
February 1st 2017 / 16

Net Promoter Score (NPS)

BBVA (Dec-16)

Rnk
#1
#1
#1
#1
#1
#1
#1

Spain

Channel	Ranking[(1)]	NPS[(2)]	Change vs. 2015
Mobile App	1º	63%	+20 pp
Online Bank	1º	43%	+2 pp
ATMs	1º	39%	+10 pp
Branches	1º	32%	+14 pp

Peer Group: Spain: Santander,CaixaBank, Bankia, Sabadell, Popular// Turkey: AKbank, Isbank , YKB, Deniz, Finanz / / Mexico: Banamex, Santander, Banorte , HSBC/ Argentina: Galicia, HSBC, Santander Río // Venezuela: Banesco, Mercantil, Venezuela. // Uruguay: ITAU, Santander, Scotiabank. Paraguay: Continental, Itau, Regional.

(1) According to Accenture survey to commercial banking customers in Spain. ex CX. (2) NPS about individual customers (Online Banking), digital individual customers (Mobile App) and mixed individual customers (in the rest of cases).

Focused on customer satisfaction

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 17

Digital Onboarding

Spain

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 18

Digital Auto Credit

Mexico

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 19

Seamless Technology

for Enterprise Platform

(STEP)

Turkey

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 20

4Q16 Customer Experience Improvement

Customer Experience

Relationship Model

Digital onboarding

(Spain)

Salesforce Integration

(USA)

New Private Web

(Colombia and Turkey)

New Front Desk

(Peru and USA)

Provinet Chat for Commercial

Banking (Venezuela)

Products & Functionalities

GarantiOne – Digital

Gifting (Turkey)

Digital Auto Credit and Mortgages (Mexico)

“Cuenta Metas”

(Spain)

“Quiero Contratar” functionality (Spain)

Easy Payment and Transfers (USA)

Call me back

(Mexico)

Digital Mortgages and Deposits

(Atom)

Mobile App Adaptation

(Argentina and Chile)

Personal Financial Management Tool (USA)

Face Recognition in Mobile Banking (Mexico)

One-Click

(Chile and Peru)

BBVA Trader

(Spain)

“Bfree” Contactless

Cards (Peru)

Shared Accounts

(Simple)

Wallet

(Colombia)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 21

Successful Deployment of our Strategy

1

New standard in customer experience

Deliver new products and functionalities improving CX

4

Optimal capital allocation

+58 bps of CET1 generated in 2016

2 Digital sales

Digital and mobile customer base and digital sales growth

5 Unrivaled efficiency

Positive jaws

3

New business models

New revenue streams

6

A first class workforce

Agile organization focus on delivery

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 22

Business Areas

BBVA Creating Opportunities
2016 Results
February 1st 2017 / 23

Spain Banking Activity - Highlights

P&L

Spain Banking Activity (€m)	4Q16	Change 4Q16/4Q15 %	Change 4Q16/3Q16 %	2016	Change 2016/2015 %
Net Interest Income	**971**	**-3.0**	**0.3**	**3,883**	**-2.9**
Net Fees and Commissions	359	-7.0	-3.2	1,500	-6.5
Net Trading Income	174	-12.6	-21.7	787	-22.3
Other Income & Expenses	-29	-82.6	n.s.	275	48.6
Gross Income	**1,475**	**4.0**	**-12.0**	**6,445**	**-5.3**
Operating Expenses	-889	-1.7	-2.4	-3,599	4.4
Operating Income	**586**	**14.1**	**-23.5**	**2,846**	**-15.2**
Impairment on Financial Assets (net)	-43	-83.2	-79.8	-763	-42.7
Provisions (net) and other gains (losses)	-593	n.s.	n.s.	-805	68.6
Income Before Tax	**-50**	**n.s.**	**n.s.**	**1,278**	**-17.5**
Income Tax	26	n.s.	n.s.	-363	-20.4
NET ATTRIBUTABLE PROFIT	**-24**	**n.s.**	**n.s.**	**912**	**-16.0**
Net Attributable Profit (ex-mortgage floor provision)	380	n.s.	19.9	1,316	21.2

Activity (dec-16)


€ bn
169.2
YoY
-2.9%
Others 3.9 -2.9%
Public Sector 18.3 -12.2%
Other Commercial 21.1 +3.3%
Corporates 24.3 -0.2%
Very small business 12.9 -4.2%
Consumer 7.1 +15.5%
Mortgages 81.7 -4.0%
Lending[1]
€ bn
227.4
YoY
+2.6%
Others 5.2 -30.3%
Off Balance Sheet Funds[2] 56.1 +3.0%
Time Deposits 67.1 -14.4%
Demand Deposits 98.9 +21.8%
Cust. Funds

- Weaker revenues due to environment
- Good evolution in costs and impairments
- Impact of mortgages floor clauses

- Deleveraging continues due to mortgages and public sector
- More profitable funding mix

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds.
Note: Activity excludes repos

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 24

Spain Banking Activity - Key Ratios

Customer Spread

(%)

Yield on loans

2.27

2.16

2.12

2.12

2.08

Customer Spreads

1.76

1.77

1.75

1.83

1.80

Cost of Deposits

0.51

0.39

0.37

0.30

0.29

4Q15

1Q16

2Q16

3Q16

4Q16

Positive spread management in 4Q more than offset by Euribor repricing

Risk Indicators

Coverage ratio

59%

58%

53%

NPL ratio

6.6%

5.9%

5.8%

Cost of Risk

0.5%

0.4%

0.0%

0.3% YtD

4Q15

3Q16

4Q16

Good underlying trends

Reallocating loan-loss provisions to RE assets provisions

Evolution of Expenses

3Q16 vs 2Q16

4Q16 vs 3Q16

1.4%

-2.4%

CX cost synergies started to materialize in 4Q, € 200 Mn fully achievable in 2017

BBVA Creating Opportunities

2016 Results February 1st 2017 / 25

Spain Real Estate Activity - Highlights

Net attributable profit

(€ m)

2015

2016

-496

-459

Impairment reallocation

-136

-595

Reallocating loan-loss provisions from Spain banking activity to RE foreclosed assets provisions

RE assets coverage increase (from 59% to 63%)

Net exposure

(€bn)

-16.8%

12.4

Other foreclosed assets

0.7

Foreclosed assets from residential mortgages

2.3

10.3 0.9

+23.2%

Foreclosed assets from RE developers

3.6

1.7

-22.5%

2.7

-23.7%

RE developer loans

5.9

5.0

-15.2%

Dec-15

Dec-16

Significant exposure reduction

Better market dynamics

Note: Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011).

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 26

Total Spain - Results

Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

Total Spain (€m) 4Q16% % 2016%

Net Interest Income 988 -5.3 1.7 3,943 -3.2

Net Fees and Commissions 360 -6.8 -3.6 1,506 -6.3

Net Trading Income 172 -14.3 -22.4 784 -22.9

Other Income & Expenses -21 -89.3 n.s. 207 n.s.

Gross Income 1,498 4.8 -8.5 6,439 -5.0

Operating Expenses -921 -1.6 -1.5 -3,723 4.2

Operating Income 576 17.2 -17.9 2,716 -15.2

Impairment on Financial Assets (net) -55 -78.3 -78.2 -901 -40.4

Provisions (net) and other gains (losses) -871 n.s. n.s. -1,280 48.7

Income Before Tax -349 n.s. n.s. 535 -35.7

Income Tax 46 n.s. n.s. -215 -8.4

NET ATTRIBUTABLE PROFIT -304 n.s. n.s. 316 -46.3

Net Attributable Profit 100 n.s. -52.7 720 22.2

(ex-mortgage floor provision)

BBVA Creating Opportunities

2016 Results February 1st 2017 / 27

USA - Highlights

P&L

USA Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

(constant €m) 4Q16% % 2016%

Net Interest Income 519 11.8 6.5 1,953 7.6

Net Fees and Commissions 155 7.8 -10.3 638 3.2

Net Trading Income 24 -43.9 2.6 142 -23.9

Other Income & Expenses -18 n.s. n.s. -27 n.s.

Gross Income 680 3.1 -0.3 2,706 2.5

Operating Expenses -464 -0.6 -0.1 -1,843 1.7

Operating Income 216 11.9 -0.8 863 4.3

Impairment on Financial Assets (net) -19 -64.7 -63.7 -221 55.8

Provisions (net) and other gains (losses) 11 n.s. n.s. -30 n.s.

Income Before Tax 209 46.5 30.0 612 -10.9

Income Tax -52 n.s. 31.1 -153 -8.9

NET ATTRIBUTABLE PROFIT 157 29.3 29.7 459 -11.5

Good quarterly results supported by NII performance

Impairments better than expected

Upward QoQ trend

Activity (dec-16)

(constant €)

€ bn YoY € bn YoY

62.1 -1.7% 63.2 +1.7%

Public Sector 4.6 +0.1%

Time Deposits 13.8 -7.8%

Other Commercial 32.9 -0.2%

Demand Deposits 49.4 +4.7%

SMEs 4.3 -2.1%

Consumer 7.4 -2.6%

Mortgages 12.9 -5.2%

Lending1

Cust. Funds

Focus on profitable growth

Improving the funding mix

(1) Performing loans under management. Note: Activity excludes repos.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 28

USA - Key Ratios

Customer Spread*

(%)

Yield on loans

3.49 3.60 3.61 3.64 3.68

3.10 3.19 3.21 3.25 3.30

Customer Spreads

Cost of Deposits

0.39 0.41 0.40 0.39 0.38

4Q15 1Q16 2Q16 3Q16 4Q16

Good spread evolution:

Interest rates hike

Successful price management

Risk Indicators

Coverage ratio

151% 103% 90% 87% 94%

NPL ratio

1.6% 1.7%

1.4% 1.5%

0.9%

Cost of Risk 0.4% YtD

0.4% 0.6% 0.3% 0.4% 0.1%

4Q15 1Q16 2Q16 3Q16 4Q16

Better performance of the Oil&Gas portfolio

YtD cost of risk better than expected

Efficiency

(constant €, %)

68.7 68.6 68.1 68.1 68.1

1.0 4.2 2.8 2.5 1.7

12M15 3M16 6M16 9M16 12M16

Cost-to-income ratio

Cost Evolution YoY

(*)IUSA ex NY business activity

Cost control efforts, room for improvements

BBVA Creating Opportunities

2016 Results
February 1st 2017 / 29

Turkey - Highlights

P&L

Turkey (constant €m)	4Q16	Change 4Q16/4Q15 %	Change 4Q16/3Q16 %	2016	Change 2016/2015 %
Net Interest Income	**938**	**15.5**	**4.2**	**3,404**	**10.6**
Net Fees and Commissions	165	-12.6	-10.3	731	7.8
Net Trading Income	-45	30.3	n.s.	77	n.s.
Other Income & Expenses	9	-50.2	-7.9	46	-24.6
Gross Income	**1,067**	**8.4**	**-2.2**	**4,257**	**21.2**
Operating Expenses	-489	11.1	12.0	-1,738	7.8
Operating Income	**577**	**6.2**	**-11.7**	**2,519**	**32.6**
Impairment on Financial Assets (net)	-62	-66.2	-62.4	-520	-7.8
Provisions (net) and other gains (losses)	-55	n.s.	42.7	-93	n.s.
Income Before Tax	**460**	**26.7**	**2.2**	**1,906**	**42.4**
Income Tax	-93	24.9	-7.2	-390	47.3
Non-controlling Interest	-223	27.6	5.4	-917	41.6
NET ATTRIBUTABLE PROFIT	**144**	**26.4**	**4.2**	**599**	**40.5**

Activity (dec-16)

(constant €)


€ bn
56.0
YoY
+17.2%
Business Banking
36.0
+18.8%
Credit cards
4.9
+11.9%
Retail Loans
15.1
+15.4%

Lending[1]


€ bn
46.4
YoY
+15.1%
Mutual & Pension Funds
3.8
+21.0%
Time Deposits
33.1
+14.6%
Demand Deposits
9.5
+14.5%

Cust. Funds

- NII growth due to price management and activity
- 2016 cost evolution in line with inflation

- Activity in line with expectations thanks to TL loans growth
- Focus on profitable growth, driven mainly by business banking loans

(1) Performing loans under management.
Note: Activity excludes repos.
Note: Turkey is like-for-like basis, which considers the additional stake in Garanti accounted by full consolidation method from 01/01/15 vs 01/07/15 deal closing.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 30

Turkey - Key Ratios

Customer Spread

(%)

Yield on loans

9.21 9.56 9.90 10.02 10.28

Customer Spreads

4.73 4.66 5.26 5.59 5.72

4.48 4.91 4.64 4.43 4.56

Cost of Deposits

4Q15 1Q16 2Q16 3Q16 4Q16

Successful price management leading to a customer spread increase

Risk Indicators

Coverage ratio

129% 125% 124%

NPL ratio

2.8% 2.9% 2.7%

Cost of Risk

1.4% 1.1% 0.9% YtD

0.3%

4Q15 3Q16 4Q16

Proven management capacity in a complex environment Reallocation of provisions from retail to unfunded wholesale commitments

Efficiency

(constant €, %)

45.9 43.3 38.7 39.1 40.8

18.2 13.4 7.9 6.5 7.8

12M15 3M16 6M16 9M16 12M16

Cost-to-income ratio

Cost Evolution YoY

Good cost control dynamics. 4Q impacted by seasonality

General expenses negatively impacted by USD-denominated costs

Note: Turkey is like-for-like basis, which considers the additional stake in Garanti accounted by full consolidation method from 01/01/15 vs 01/07/15 deal closing.

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2016 Results
February 1st 2017 / 31

Mexico - Highlights

P&L

Mexico (constant €m)	4Q16	Change 4Q16/4Q15 %	Change 4Q16/3Q16 %	2016	Change 2016/2015 %
Net Interest Income	**1.340**	**11,1**	**3,9**	**5.126**	**11,6**
Net Fees and Commissions	309	7,0	4,1	1.149	10,2
Net Trading Income	82	n.s.	85,0	222	31,8
Other Income & Expenses	139	63,3	n.s.	270	16,0
Gross Income	**1.872**	**16,4**	**12,5**	**6.766**	**12,1**
Operating Expenses	-622	5,4	2,7	-2.396	7,2
Operating Income	**1.250**	**22,8**	**18,0**	**4.371**	**15,0**
Impairment on Financial Assets (net)	-442	32,4	6,5	-1.626	16,8
Provisions (net) and other gains (losses)	-51	n.s.	n.s.	-67	47,4
Income Before Tax	**757**	**12,8**	**16,2**	**2.678**	**13,3**
Income Tax	-202	21,7	17,6	-697	20,5
NET ATTRIBUTABLE PROFIT	**556**	**9,9**	**15,7**	**1.980**	**11,0**

Activity (dec-16)


€ bn
45.9
YoY
+13.3%
Others 0.5 +5.5%
Public Sector 3.9 +5.9%
Other Commercial 18.7 +18.4%
SMEs 3.1 +18.7%
Credit Cards 4.7 +6.4%
Consumer 6.6 +16.5%
Mortgages 8.4 +6.4%
Lending[1]
€ bn
61.1
YoY
+8.4%
Others 2.8 -12.9%
Mutual Funds 16.3 +5.1%
Time Deposits 7.8 +15.2%
Demand Deposits 34.2 +10.8%
Cust. Funds

- Top-line growth translated into double-digit bottom-line in constant euro terms, in line with expectations
- Other income & expenses growth impacted by positive one-off in 4Q in insurance business (93 €m)

- Double-digit growth
- A profitable deposit mix (demand deposits >80%)

(1) Performing loans under management.
Note: Activity excludes repos.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 32

Mexico - Key Ratios

Customer Spread

(%)

Yield on loans

11.71 11.78 11.66 11.79 12.16

10.71 10.79 10.64 10.66 10.94

Customer Spreads

Cost of Deposits

1.00 0.98 1.02 1.13 1.22

4Q15 1Q16 2Q16 3Q16 4Q16

Interest rate hike starting to partially translate into loans yield

Risk Indicators

Coverage ratio

120% 122% 127%

NPL ratio

2.6% 2.5% 2.3%

Cost of Risk

3.5% 3.6%

3.0% 3.4%

YtD

4Q15 3Q16 4Q16

Asset quality resilience

2016 CoR slightly better than expected

Efficiency

(constant €, %)

Cost to income ratio (1)

35.4% 56.4%

Bancomer System (ex Bancomer)

Operating Jaws Gross income

8.4 11.4 10.9 10.6 12.1

8.4 9.2 8.9 7.9 7.2

Operating expenses

2015 3M16 6M16 9M16 2016

Bancomer gains efficiency despite being best in class

Widening jaws

(1) System figures as of November, 2016 according to local data (Source: CNBV)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 33

South America—Highlights

P&L

South America Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

(constant €m) 4Q16% % 2016%

Net Interest Income 761 10.2 4.0 2,930 11.4

Net Fees and Commissions 165 3.5 -3.1 634 8.2

Net Trading Income 51 -63.2 -59.1 464 9.7

Other Income & Expenses 65 n.s. n.s. 25 -30.7

Gross Income 1,043 5.3 3.1 4,054 10.3

Operating Expenses -490 16.9 1.0 -1,893 17.5

Operating Income 553 -3.2 5.0 2,160 4.7

Impairment on Financial -143 -9.7 4.4 -526 -2.9

Assets (net)

Provisions (net) and other -44 n.s. n.s. -82 n.s.

gains (losses)

Income Before Tax 367 -9.5 -5.7 1,552 4.1

Income Tax -100 -23.2 -25.6 -487 13.8

Non-controlling Interest -79 -1.5 7.9 -294 -2.1

NET ATTRIBUTABLE PROFIT 188 -3.6 3.5 771 1.1

Top-line double digit growth

Costs impacted by inflation (Argentina)

Activity (dec-16)

(constant €)

€ bn YoY € bn YoY

49.3 +7.3% 60.2 +14.2%

Others 12.3 +15.5%

Others 3.6 +7.5%

Peru 14.4 +4.1% Peru 14.9 +5.5%

Colombia 12.3 +6.6% Colombia 13.5 +14.1%

Chile 11.6 +4.6%

Chile 14.5 +4.3%

Argentina 4.5 +35.0% Argentina 8.0 +57.0%

Lending1 Cust. Funds

Activity decelerating on the back of a slower macro growth

(1) Performing loans under management Note: Activity excludes repos

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 34

South America - Key Ratios

Customer Spread

(%)

Yield on loans

9.70 9.97 10.46 10.28 10.14

Customer Spreads

6.52 6.35 6.39 6.27 6.50

Cost of Deposits

3.17 3.62 4.07 4.01 3.64

4Q15 1Q16 2Q16 3Q16 4Q16

Spread recovery due to Argentina and Colombia

Risk Indicators

Coverage ratio

123% 110% 103%

NPL ratio

2.3% 2.8% 2.9%

Cost of Risk

1.4% 1.2% 1.2% 1.1% YtD

4Q15 3Q16 4Q16

Slight deterioration in NPLs and coverage due to macro environment CoR better than guidance, positively impacted by one-offs

Efficiency

(constant €, %)

15.2 Inflation

43.9 46.5 46.0 46.6 46.7

18.0 17.5 17.7 17.5

11.8

12M15 3M16 6M16 9M16 12M16

Cost-to-income ratio

Cost Evolution YoY

Exposure to inflationary economies General expenses negatively impacted by USD-denominated expenses

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 35

2017 Outlook

Resilience despite macro uncertainties

Spain: Expenses and provisions reduction as the main P&L drivers

USA: Solid NII growth (rising interest rates and focus on profitable growth)

Mexico and Turkey:

Despite challenges, the franchises will deliver solid growth in local currency

Significant FX hedges in place

South America: macro recovery in our footprint

Solid Balance sheet

11% CET1 FL target for 2017

Strong risk indicators

Progress on transformation execution

Step up in Customer Experience

Digital sales also to non-customers

Leveraging data and technology to support our customers’ financial decisions

Disruptive business models

Lean operating model

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 36

Annex

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 37

Gross Income - Breakdown

Gross Income 12M16

Spain

6,439 €m

Rest of Eurasia

491 €m 26%

2% USA

South America 11% 2,706 €m

4,054 €m 16%

17% Turkey

27% 4,257 €m

Mexico

6,766 €m

Note: Figures exclude Corporate Center

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 38

Group - Earnings

Net attributable profit

(€m)

BUSINESSES +121 €m

2,642 106 -502 1,109 -174 -99 -60 173 76 196 9 3,475 0

12M15 €m Garanti like-for-like basis FX Effect Corp. Operations Banking activity Spain RE activity Spain USA Turkey Rest of Eurasia Mexico South America Corporate 12M16 €m Center

YoY (%) -16.0 20.1 -11.5 40.5 n.s. 11.0 1.1 0.0

(constant €)

Note: Turkey on a like-for-like basis, which considers the additional stake in Garanti accounted for by full consolidation method from 01/01/15 vs 01/07/15 deal closing.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 39

Real Estate Activity in Spain - Results

Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

Spain Real Estate Activity (€m) 4Q16% % 2016%

Net Interest Income 16 -60.8 n.s. 60 -16.2

Net Fees and Commissions 1 n.s. -63.4 6 n.s.

Net Trading Income -2 n.s. n.s. -3 n.s.

Other Income & Expenses 8 n.s. n.s. -68 -35.0

Gross Income 23 n.s. n.s. -6 -76.5

Operating Expenses -33 1.4 31.8 -124 -1.8

Operating Income -10 -55.0 -84.6 -130 -15.2

Impairment on Financial Assets (net) -12 n.s. -69.5 -138 -23.1

Provisions (net) and other gains (losses) -277 n.s. n.s. -475 23.9

Income Before Tax -299 n.s. 93.4 -743 3.8

Income Tax 19 -40.6 -60.6 148 -33.2

NET ATTRIBUTABLE PROFIT -280 n.s. n.s. -595 20.1

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 40

Real Estate Activity in Spain - Risk

Coverage ratio

63% 63% 61% 59% 59%

Dec-15 Mar-16 Jun-16 Sep-16 Dec-16

NPL ratio

57.1% 56.3% 56.1%

50.8% 50.5%

Dec-15 Mar-16 Jun-16 Sep-16 Dec-16

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2016 Results

February 1st 2017 / 41

Rest of Eurasia - Results

Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

Rest of Eurasia (€m) 4Q16% % 2016%

Net Interest Income 42 -20.2 14.0 166 -9.7

Net Fees and Commissions 60 26.7 41.1 194 13.8

Net Trading Income 17 -12.9 82.0 87 -30.3

Other Income & Expenses 3 n.s. n.s. 45 n.s.

Gross Income 123 8.1 39.2 491 4.0

Operating Expenses -92 -7.8 14.8 -342 -2.7

Operating Income 30 n.s. n.s. 149 23.6

Impairment on Financial Assets (net) 23 n.s. 48.1 30 n.s.

Provisions (net) and other gains (losses) 11 n.s. n.s. 23 n.s.

Income Before Tax 65 n.s. 91.5 203 83.2

Income Tax -15 n.s. 78.5 -52 47.0

NET ATTRIBUTABLE PROFIT 50 n.s. 95.8 151 n.s.

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 42

Corporate Centre - Results

Change 4Q16/4Q15 Change 4Q16/3Q16 Change 2016/2015

Corporate Centre (€m) 4Q16% % 2016%

Net Interest Income -110 9.4 4.5 -461 8.7

Net Fees and Commissions -35 85.0 18.3 -133 32.3

Net Trading Income 111 n.s. -29.0 356 n.s.

Other Income & Expenses 82 2.0 n.s. 178 3.7

Gross Income 48 n.s. 32.7 -60 -68.7

Operating Expenses -204 11.8 -4.2 -856 3.7

Operating Income -156 -19.2 -11.7 -916 -10.0

Impairment on Financial Assets (net) -11 -20.9 n.s. -37 n.s.

Provisions (net) and other gains (losses) 1 n.s. n.s. -140 -10.4

Income Before Tax -167 -30.7 -30.7 -1,094 -7.9

Income Tax 70 -39.7 29.0 296 -27.2

NET ATTRIBUTABLE PROFIT -97 -17.0 -47.9 -801 -58.1

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 43

Capital Ratio YoY Evolution

CET1 fully-loaded – BBVA Group

YoY Evolution (%, bps)

+58 bps

10.32% 89 bps - 32 bps 1 bps 10.90%

% CET1 FL (Dec.15) Net Earnings Dividends Others % CET1 FL (Dec.16)

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 44

Capital Base

Evolution of phased-in capital ratios

(%)

15.0 16.0 15.1

Tier 2 2,9 3,0 2,3

0,7 0,7

Additional Tier 1

CET1 12,1 12,3 12,2

Dec-15 Sep-16 Dec-16

Evolution of fully-loaded capital ratios

(%)

14.4 15.6 14.7

Tier 2 2.8 3.0 2.2

Additional Tier 1 1.3 1.5 1.6

CET1 10.3 11.0 10.9

Dec-15 Sep-16 Dec-16

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 45

Risk-Weighted Assets by Business Area

Phased-in RWA

Breakdown by business area and main countries (€m) 15-Dec 16-Dec

Banking activity in Spain 121,889 113,048

Real-estate activity in Spain 14,606 10,988

United States 60,092 65,445

Turkey 73,207 70,337

Mexico 50,330 47,881

South America 56,563 57,394

Argentina 9,115 8,712

Chile 13,915 14,288

Colombia 11,020 12,152

Peru 17,484 17,400

Venezuela 1,788 1,360

Rest of South America 3,241 3,481

Rest of Eurasia 15,356 15,196

Corporate Center 9,234 8,471

BBVA Group 401,277 388,760

BBVA Creating Opportunities

2016 Results

February 1st 2017 / 46

ALCO Porfolio

ALCO Portfolio breakdown by region

(€ bn)

€ 65.3 bn € 61.5 bn

South America 3.1 2.9

South America

Mexico 5.8 Mexico 5.9

USA 10.5 USA 11.4

Turkey 10.9 Turkey 10.5

Euro (1) 35.0

Euro (1) 30.8

Sep-16 Dec-16

(1) Figure excludes SAREB bonds (€5.5bn as of Sep-16 and Dec-16)

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2016 Results
February 1st 2017 / 47

Customer Spreads

Average (€)

	4Q15	1Q16	2Q16	3Q16	4Q16
Spain	**1.76%**	**1.77%**	**1.75%**	**1.83%**	**1.80%**
Yield on Loans	2.27%	2.16%	2.12%	2.12%	2.08%
Cost of Deposits	-0.51%	-0.39%	-0.37%	-0.30%	-0.29%
USA	**3.10%**	**3.19%**	**3.21%**	**3.25%**	**3.30%**
Yield on Loans	3.49%	3.60%	3.61%	3.64%	3.68%
Cost of Deposits	-0.39%	-0.41%	-0.40%	-0.39%	-0.38%
Mexico	**10.71%**	**10.79%**	**10.64%**	**10.66%**	**10.94%**
Yield on Loans	11.71%	11.78%	11.66%	11.79%	12.16%
Cost of Deposits	-1.00%	-0.98%	-1.02%	-1.13%	-1.22%
South America	**6.52%**	**6.35%**	**6.39%**	**6.27%**	**6.50%**
Yield on Loans	9.70%	9.97%	10.46%	10.28%	10.14%
Cost of Deposits	-3.17%	-3.62%	-4.07%	-4.01%	-3.64%
Argentina	**14.96%**	**15.91%**	**15.81%**	**15.59%**	**16.43%**
Yield on Loans	24.21%	25.49%	26.54%	24.54%	22.71%
Cost of Deposits	-9.25%	-9.58%	-10.73%	-8.96%	-6.28%

	4Q15	1Q16	2Q16	3Q16	4Q16
Chile	**4.05%**	**3.46%**	**3.90%**	**3.61%**	**3.54%**
Yield on Loans	7.10%	6.64%	7.19%	6.60%	6.37%
Cost of Deposits	-3.06%	-3.18%	-3.28%	-2.98%	-2.83%
Colombia	**5.93%**	**5.60%**	**5.29%**	**5.00%**	**5.33%**
Yield on Loans	9.98%	10.50%	10.96%	11.16%	11.29%
Cost of Deposits	-4.05%	-4.90%	-5.67%	-6.15%	-5.96%
Peru	**7.37%**	**7.33%**	**7.37%**	**7.17%**	**7.13%**
Yield on Loans	8.32%	8.42%	8.48%	8.50%	8.43%
Cost of Deposits	-0.95%	-1.09%	-1.11%	-1.33%	-1.30%
Venezuela	**21.41%**	**23.20%**	**25.46%**	**24.57%**	**27.13%**
Yield on Loans	25.10%	26.53%	28.16%	27.42%	29.19%
Cost of Deposits	-3.69%	-3.33%	-2.71%	-2.85%	-2.06%
Turkey	**4.73%**	**4.66%**	**5.26%**	**5.59%**	**5.72%**
Yield on Loans	9.21%	9.56%	9.90%	10.02%	10.28%
Cost of Deposits	-4.48%	-4.91%	-4.64%	-4.43%	-4.56%

Note 1: USA ex NY Business Activity
Note 2: Customer spreads, difference between yield on loans and cost of deposits from customers

BBVA Creating Opportunities

2016 Results

February, 1st 2017

Carlos Torres Vila

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2017	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized representative